October 2, 2019

Attn: Russell Mancuso; Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549

Re:	THC Therapeutics, Inc. Amendment No. 5 to Registration Statement on Form 10-12G Filed August 22, 2019 File No. 000-55994

Ladies and Gentlemen:

THC Therapeutics, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 6, 2019, relating to the above-referenced filing (the “Form 10/A”).

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We note your response to prior comment 5. Exhibit 10.2 appears to be an agreement made in November 2016, assigning an application that according to Appendix A was not filed until March 2017. Also, it is unclear how the assignment addresses application 62/312,327 mentioned in response 7 of your letter to us dated July 8, 2019. Please revise or advise as appropriate. Also, tell us the basis for the legal conclusion regarding the legality and enforceability of the agreement in the last sentence of your response to prior comment 5; if there are material conditions or assumptions underlying that conclusion, please add appropriate risk factors.

Response: We have now filed the correct November 2016 assignment as Exhibit 10.2. We have also filed clarifying Patent Assignment Confirmation and Releases (each individually a “Release” and collectively the “Releases”) received from Brandon Romanek and Harvey Romanek as Exhibits 10.3 and 10.4.

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Pursuant to Harvey Romanek’s Release, (i) Harvey Romanek confirmed that the November 2016 assignment to Brandon Romanek assigned all patent rights relating to both application number 62,312,327 and 15,467,722, as well as the final issued patent, patent number 10,132,564; and (ii) Harvey Romanek released to the Company any other rights or claims relating to the assigned patent rights.

Pursuant to Brandon Romanek’s Release, (i) Brandon Romanek confirmed that the January 2017 assignment to “THC Therapeutics, Inc., a Nevada company having an address of 11700 W Charleston Blvd. #73, Las Vegas, NV 89135” was intended to be with the Company and was with the Company; (ii) Brandon Romanek confirmed that the January 2017 assignment assigned all patent rights relating to both application numbers 62,312,327 and 15,467,722, as well as the final issued patent, patent number 10,132,564; and (iii) Brandon Romanek released to the Company any other rights or claims relating to the assigned patent rights.

Finally, we note that the United States Patent and Trademark Office indicates that the granted patent has been assigned to the Company. See http://patft.uspto.gov/netacgi/nph-Parser?Sect1=PTO2&Sect2=HITOFF&p=1&u=%2Fnetahtml%2FPTO%2Fsearch-adv.htm&r=1&f=G&l=50&d=PTXT&S1=(%22plant+dryer%22.TI.)&OS=ttl/.

For those reasons, we do not believe it is appropriate to add additional risk factor disclosure.

2.	We note your response to prior comment 9. Please address section 5.3 of exhibit 10.4.

Response: We have revised the disclosure regarding Mr. Romanek’s amended employment agreement accordingly.

3.	Please disclose the existence and effect of the “Conversion Factor” mentioned in exhibit 10.11. Additionally, tell us where you disclosed the involvement with the notes you issued of any related person as defined by Regulation S-K Item 404. Likewise, if you issued the securities mentioned in Item 10 of your registration statement to any related person, please clarify your disclosure accordingly

Response: We have revised our disclosure regarding the June 20, 2019 note to discuss the redemption provisions in the note (and the conversion factor relevant to such redemptions), and we have revised our disclosure to reference related parties as applicable.

4.	Please expand your response to prior comment 13 to indicate clearly where you have filed each note mentioned on pages F-10 through F-12.

Response: We have revised the Form 10/A exhibit list accordingly and have filed each note mentioned on pages F-10 through F-12.

Thank you for your assistance and review.

Sincerely,

THC Therapeutics, Inc.

/s/ Brandon Romanek

Brandon Romanek

Chief Executive Officer

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